UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of
December 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-Held Company
CNPJ/MF n.° 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA:FIBR3 | NYSE:FBR), in compliance with article 157, § 4 of Law no. 6.404/76 and CVM Instruction no. 358/2002, hereby announces that, due to recent volatility, it preventively renegotiated its covenants with creditor financial institutions such as to increase the maximum leverage limits for the periods of December 31, 2011, March 31 and June 30, 2012. The new limits were set at levels resilient to stress scenarios.

Finally, the Company announces that said renegotiation was concluded in a satisfactory manner to its creditors in a spirit of reciprocity and without the incidence of a waiver fee or increased interest.

The Company, in line with its commitment to transparency with the market, will disclose more information regarding the renegotiation of covenants when it discloses its annual results for the 2011 fiscal year on February 1, 2012, after the close of the market (Bovespa and NYSE).

São Paulo, December 23, 2011.

FIBRIA CELULOSE S.A.
João Adalberto Elek Junior
Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: December 23, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO